UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

File No. 812-[        ]

Banc of America Mortgage Securities, Inc.

21 North Tryon Street

Charlotte, NC 28255

Bank of America, National Association

Bank of America Tower

One Bryant Park

New York, New York 10036

BofA Advisors, LLC

100 Federal Street

Boston, MA 02110

BofA Distributors, Inc.

100 Federal Street

Boston, MA 02110

KECALP Inc.

Merrill Lynch Ventures, LLC

135 South LaSalle Street

Chicago, IL 60604

Merrill Lynch Global Private Equity, Inc.

135 South La Salle Street, Suite 811

Chicago, IL 60603

Merrill Lynch Alternative Investments LLC

4 World Financial Center, 250 Vesey Street,

11th Floor, New York, NY 10080

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Rana Wright, Esq. Bank of America Assistant General Counsel and Director 101 Hudson St. Jersey City, NJ 07302	Amy Natterson Kroll, Esq. Morgan, Lewis & Bockius LLP 2020 K Street, N.W. Washington, D.C. 20006-1806

This Application consists of 53 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION PURSUANT TO SECTION 9(c)
In the Matter of	)	OF THE INVESTMENT COMPANY ACT OF
	)	1940 FOR TEMPORARY AND PERMANENT

Banc of America Mortgage Securities, Inc.

21 North Tryon Street

Charlotte, NC 28255

Bank of America, National Association

Bank of America Tower

One Bryant Park

New York, New York 10036

BofA Advisors, LLC

100 Federal Street

Boston, MA 02110

BofA Distributors, Inc.

100 Federal Street

Boston, MA 02110

KECALP Inc.

Merrill Lynch Ventures, LLC

135 South LaSalle Street

Chicago, IL 60604

Merrill Lynch Global Private Equity, Inc.

135 South La Salle Street, Suite 811

Chicago, IL 60603

Merrill Lynch Alternative Investments LLC

4 World Financial Center, 250 Vesey Street,

11th Floor, New York, NY 10080

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

	) ) ) )	ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

File No. 812-)
)
)

I.                                        Introduction and Summary of Application

BofA Advisors, LLC (“BoA Advisors”), BofA Distributors, Inc. (“BoA Distributors”), KECALP Inc. (“KECALP”), Merrill Lynch Ventures, LLC (“Ventures”), Merrill Lynch Global Private Equity, Inc. (“MLGPE”), and Merrill Lynch Alternative Investments LLC (“MLAI”) (each an “Applicant” and collectively the “Applicants”), and solely for purposes of agreeing to condition 3 in Section IV.1 of this application (“Application”), Bank of America, N.A. (“BANA”), Banc of America Mortgage Securities, Inc. (“BOAMS”), and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) each applies pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for a permanent exemption; and (2) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding Securities and Exchange Commission v. Bank of America, N.A., Banc of America Mortgage Securities, Inc., and Merrill Lynch, Pierce, Fenner & Smith, Inc. f/k/a Banc of America Securities LLC (W.D.N.C. Civ. Action No. 3:13-cv-447) (the “BOAMS Action”).

As noted below, BoA Advisors, BoA Distributors, KECALP, Ventures, MLGPE, and MLAI each serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”), and employees’ securities companies (“ESCs”) and/or as principal underwriter (as defined in Section 2(a)(29) of the Act), as applicable, to open-end management investment companies registered under the Act

(“Open-End Funds”).(1)  A list of all Funds to which Applicants serve as investment adviser or principal underwriter as of the date of this Application is set out in Appendix A to this Application.  BANA and BOAMS are parties to this Application, but do not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company.  Merrill Lynch(2) is a party to this Application and while it does not currently serve as an investment adviser, depositor or principal underwriter to any registered investment company, it may do so in the future.  While no existing company of which BANA, BOAMS or Merrill Lynch (collectively, the “Respondents”) is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”), other than the Applicants, that currently serves an investment adviser or depositor of any Fund, ESC or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any Open-End Fund, unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (such activities, collectively, “Fund Service Activities”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which any of the Respondents is an Affiliated Person and to any other company of which any of the Respondents may become an Affiliated Person in the future (together with Applicants and Merrill Lynch, the “Covered Persons”) with respect to any activity

(1)  None of Applicants acts as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

(2)  The Commission alleged that BOAMS filed the prospectus supplement for BOAMS 2008-A on January 29, 2008 and that the majority of the certificates were sold in a public offering on such date.  The Commission further alleged that the remaining certificates were sold in a series of private placements over the months following the public offering.  See Securities and Exchange Commission v. Bank of America, N.A., et al., Complaint for Injunctive and Other Relief, Civil Action No. 3:13-cv-447 (Aug. 6, 2013) (“Complaint”).  Merrill Lynch was acquired by Bank of America Corporation in January 2009 (after the Conduct, as defined below, allegedly occurred) and Banc of America Securities (“BAS”) was merged into Merrill Lynch in November 2010.  Other than to the extent Merrill Lynch is the successor by merger to BAS and was acquired well after the alleged misconduct occurred, Merrill Lynch is not alleged to have been involved in any way in the alleged conduct described in Section II of this Application.

contemplated by Section 9(a) of the Act.(3)  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.                                   Background

A.                                    Applicants

BoA Advisors, a limited liability company organized under the laws of Delaware, is a direct wholly owned subsidiary of BofA Global Capital Management Group, LLC, which in turn is a direct wholly owned subsidiary of BANA.  BoA Advisors is an indirect subsidiary of Bank of America Corporation (“BAC”).(4)  BoA Advisors is a registered investment adviser.  BoA Advisors offers investment management solutions in the money market and short-term fixed income asset classes for retail, high net worth and institutional customers.  BoA Advisors serves as an investment adviser or sub-adviser to Funds, including mutual funds governed by Rule 2a-7 of the Act.  In addition, BoA Advisors serves as an investment adviser to offshore pooled vehicles, institutional individually managed accounts and high net worth individually managed accounts.  BoA Advisors presently serves as investment adviser to 11 money market Funds, which are known as the “BofA Funds” and are series of BofA Funds Series Trust, as listed in Annex A.  BoA Advisors also serves as sub-advisor to 11 registered money market Funds as listed in Annex A.  As of June 30, 2014, BoA Advisors had assets under management of approximately $82 billion, of which approximately $59 billion constitutes Fund assets under management.  BoA Advisors employs approximately 66 individuals.

(3)  Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

(4)  Bank of America Corporation, a corporation organized under the laws of Delaware, is a publicly traded company (NYSE: BAC) headquartered in Charlotte, N.C.  BAC is the parent company of its banking and various non-banking subsidiaries throughout the United States and in international markets through which it provides a diversified range of banking and non-banking financial services and products through five business segments: Consumer and Business Banking, Consumer Real Estate Services, Global Wealth and Investment Management, Global Banking, and Global Markets.  BAC is neither an Applicant to this Application, nor a Respondent in the BOAMS Action.  Each of the Respondents and Applicants is a direct or indirect wholly owned subsidiary of BAC.

BoA Distributors, a corporation organized under the laws of Massachusetts, is an indirect, wholly owned subsidiary of BoA Advisors.  BoA Distributors is an indirect subsidiary of BAC.  BoA Distributors is a limited purpose broker-dealer registered with the Commission and Financial Industry Regulatory Authority (“FINRA”) and is a member of the Securities Investor Protection Corporation (“SIPC”) and National Securities Clearing Corporation (“NSCC”).  As a limited purpose broker-dealer, BoA Distributors does not have employees or customers, carry accounts, execute transactions, or take custody of funds or securities; however, it has 33 associated persons.  BoA Distributors serves as the distributor and underwriter of securities of funds, certain of which are registered Funds, as listed in Annex B, sponsored and advised by BoA Advisors.  BoA Distributors’ primary function is to facilitate the wholesale distribution of Fund shares for delivery through various intermediary channels to investors.  BoA Distributors functions primarily as the distributor of the Fund shares of the BofA Funds and also may serve as distributor or placement agent for other unregistered fund products sponsored by BoA Advisors.  BoA Distributors serves as the principal underwriter to the BofA Funds as listed in Annex B, which are critically important clients to BoA Distributors.

KECALP, a corporation organized under the laws of Delaware, is an indirect wholly-owned subsidiary of BAC, and serves as an investment adviser to certain ESCs within the meaning of Section 2(a)(13) of the Act.  As of March 31, 2014, KECALP had assets under management of approximately $20.1 million.  Ventures is a Delaware limited liability company and an indirect wholly-owned subsidiary of BAC.  Ventures is the general partner of and serves as the investment adviser in such capacity to an ESC, and had assets under management of approximately $15.4 million(5) as of March 31, 2014.  KECALP and Ventures together had approximately 20 employees as of August 31, 2014.

MLGPE, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of BAC, and serves as an investment adviser to certain exempt limited partnerships and ESCs.  MLGPE is registered as an investment adviser under the Advisers Act.  As of March 31, 2014, MLGPE had assets under management of approximately $24 million, approximately $163,090 of which relates to ESC assets under management, and as of December 31, 2013, MLGPE employed approximately 15 people as of August 31, 2014.  Neither KECALP, Ventures nor MLGPE provide any of the services covered by Section 9(a) to Funds, but only to the ESCs.  The ESCs, which are identified in Annex C, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”). (6)

MLAI, a limited liability company organized under the laws of Delaware, is an indirect wholly owned subsidiary of BAC.  MLAI is registered as an investment adviser under the Advisers Act and serves as investment adviser to nine Funds that are registered closed-end investment companies, as listed in Annex D.  MLAI also creates, manages and/or advises a variety of alternative investment vehicles, including but not limited to, funds of hedge funds, funds of private equity funds, single manager feeder funds, managed futures funds and single manager private equity funds.  As of December 31, 2013, MLAI had assets under management of approximately

(5)  Ventures’ assets under management are a subset of KECALP’s assets under management.

(6)  See Investment Company Act Release No. 12290 (Mar. 11, 1982) (notice).  See also Investment Company Act Release No. 12363 (Apr. 8, 1982) (order).  The KECALP order has been amended several times over the years.  Merrill Lynch KECALP Growth Investments Limited Partnership 1983, et al., Investment Company Act Release No 18082 (Apr. 8, 1991) (notice); Investment Company Act Release No. 18137 (May 7, 1991) (order); Merrill Lynch KECALP Growth Investments L.P. 1983, et al., Investment Company Act Release No. 20280 (May 5, 1994) (notice); Investment Company Act Release No. 20328 (June 1, 1994) (order); Merrill Lynch KECALP L.P. 1994, et al., Investment Company Act Release No. 21124 (June 8, 1995) (notice); Investment Company Act Release No. 21187 (July 5, 1995) (order); and Merrill Lynch KECALP L.P. 1997 et al., Investment Company Act Release No. 22647 (Apr. 30, 1997) (notice); Investment Company Act Release No. 22689 (May 28, 1997) (order).

$3.7 billion, of which approximately $481 million constitute Fund assets under management, and approximately 306 employees.

Merrill Lynch, a Delaware corporation, is an indirect wholly owned subsidiary of BAC.  Merrill Lynch, directly and through its subsidiaries and affiliates, provides investment, financing, advisory, insurance, banking and related products and services on a global basis.  Merrill Lynch is a global investment banking, trading and wealth management firm and is registered as a broker-dealer under the Exchange Act, as an investment adviser under the Advisers Act, and as a futures commission merchant under the Commodity Exchange Act.  Merrill Lynch provides the following investment advisory services to clients:  financial planning services; portfolio management for individuals and/or small businesses; portfolio management for businesses or institutional clients (other than investment companies); pension consulting services; selection of other advisors; performance measurement reports; allocation modeling; investment policy services; research reports; and 529 plans.  Merrill Lynch does not currently serve as the principal underwriter to Open-End Funds or as lead underwriter to closed-end Funds, but has in the past from time to time.  Additionally, Merrill Lynch does not currently serve as investment adviser or depositor of any Fund or ESC, but it may seek to do so in the future.(7)  As of December 31, 2013, Merrill Lynch has approximately $485 billion in assets under management.

BANA is a nationally chartered banking association headquartered in Charlotte, North Carolina that conducts retail, trust and commercial banking operations.  It is one of the largest banking organizations in the country.  BANA is an indirect wholly owned subsidiary of BAC.

BOAMS, a corporation organized under the laws of Delaware, is a wholly owned direct subsidiary of BANA.  BOAMS has been dormant since the offering of BOAMS 2008-A and has not offered any securities since such offering.

(7)  Merrill Lynch ceased providing Fund Service Activities by the end of 2010.

B.                                    The BOAMS Action

The Staff of the Division of Enforcement (“Enforcement Staff”) engaged in settlement discussions with Respondents in connection with allegations made in a Complaint that the Commission filed on August 6, 2013, in federal district court.(8)  As a result of these discussions, the Enforcement Staff and Respondents on August 20, 2014, agreed to settle the BOAMS Action.  The Complaint alleged that the Respondents violated Sections 17(a)(2) and (3) of the Securities Act of 1933 (the “Securities Act”) [15 U.S.C. § 77q(a)(2), (3)], and that Respondents Merrill Lynch and BOAMS violated Section 5(b)(1) of the Securities Act(9) arising out of a single offering of residential mortgage-backed securities (“RMBS”) in 2008 (the “Conduct”).

In settlement of this action, Respondents submitted executed Consents of Defendants BANA, Merrill Lynch and BOAMS (the “Consents”).  In the Consents, the Respondents agreed to the entry of a final judgment as described below, without admitting or denying allegations made in the Complaint (other than those relating to the jurisdiction of the District Court over them and the subject matter, solely for the purposes of this action).

On November 25, 2014, the District Court entered a judgment against the Respondents (the “Judgment”)(10) that enjoined Respondents from violating, directly or indirectly, Sections 17(a)(2) and (3) of the Securities Act and Respondents Merrill Lynch and BOAMS from violating, directly or indirectly, Section 5(b)(1) of the Securities Act(11) (the “Injunctions”).(12)  Additionally, “[a]s part

(8)  See Complaint at footnote 2.

(9)  BANA was not named as a defendant in connection with the Commission’s Section 5(b)(1) claim and therefore did not consent to entry of an injunction under that section.

(10)  Securities & Exchange Commission v Bank of America, N.A., et al., Civil Action No. 3:13-cv-447 (W.D.N.C. Nov. 25, 2014).

(11)  See supra note 10.

(12)  The settlement of the BOAMS Action was one of several settlements that were agreed to with various government entities, including the United States Department of Justice, the Securities and Exchange Commission, the Federal Housing Administration (the “FHA”), the Government National Mortgage Association (known as “Ginnie Mae”), Federal Deposit Insurance Company (“FDIC”) and several states on August 20, 2014 (the “Global Settlement”).  Only the BOAMS Action, discussed in detail in the Background section of this Application, results in the disqualification of Respondents pursuant to Section 9(a).  Neither the Global Settlement nor any of its other components causes BAC, the Respondents or any of the Applicants to be disqualified.  The Global Settlement contains actions centered around housing market-related consumer relief, but no securities-related undertakings.

of the global settlement, Bank of America agreed to resolve the SEC’s original case by paying disgorgement of $109.22 million, prejudgment interest of $6.62 million, and a penalty of $109.22 million.”(13)

In the Complaint, the Commission alleged with respect to alleged violations of Sections 17(a)(2) and (3) of the Securities Act, first, that the Respondents underwrote a prime RMBS known as BOAMS 2008-A and failed to comply with its representation that each mortgage underlying the securitization complied with Respondents’ underwriting guidelines.  Second, the Commission alleged in the Complaint that Respondents did not disclose the percentage of loans collateralizing BOAMS 2008-A that were originated by third-party mortgage brokers (“wholesale channel loans”) and the risks attendant with such loans.  Specifically, the Commission alleged in the Complaint that wholesale channel loans were more likely to have material underwriting errors, become delinquent, fail early in the life of the loan, or to prepay.  Finally, the Commission alleged in the Complaint that the Respondents provided investors and the various rating agencies with documents that materially misrepresented material facts about debt-to-income and original combined loan-to-value ratios for the loans underlying BOAMS 2008-A.

With respect to the alleged violation of Section 5(b)(1) of the Securities Act, the Commission alleged in the Complaint that BAS and BOAMS disclosed preliminary data, including preliminary loan tapes, which reflected the percentage of wholesale channel loans collateralizing BOAMS 2008-A to certain, but not all, investors and that these Respondents did not file this preliminary data with the Commission, as required by Section 5(b)(1) of the Securities Act.

(13)  See SEC Press Release 2014-172 (Aug. 21, 2014).

III.                              Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company “if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser … or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.”

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to any “affiliated person” of a company which is disqualified under the provisions of Section 9(a)(2).

“‘Affiliated person’” is defined in Section 2(a)(3) of the Act to include, among others, (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person….”

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an investment adviser, sub-adviser or depositor for any fund, ESC or BDC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT as a result of the entry of the Injunctions.  The entry of the Injunctions would result in a disqualification of each Applicant under Section 9(a)(3) because BANA, BOAMS and Merrill Lynch are Affiliated Persons of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of an injunction described in Section 9(a)(2).  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a fund, ESC or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).(14)

IV.                               Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that the prohibitions of Section 9(a), if applied to the Applicants, would be unduly or disproportionately severe; and that the Conduct of the Applicants did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders.  In support of this assertion, Applicants further assert the following:

(14)  Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8,689 (Feb. 26, 1975).

A.                                    Limited Scope of the Misconduct

The alleged conduct in the Complaint did not involve any of the Applicants acting as investment adviser or depositor of any Fund, ESC or BDC or principal underwriter for any Open-End Fund, UIT or FACC.  The Conduct similarly did not involve any Fund, ESC or BDC with respect to which Applicants engaged in Fund Service Activities.(15)  The effect of the statutory bar under Section 9(c) upon the Applicants would result in material economic losses, and the operations of the Funds and ESCs would be disrupted as they sought to engage new advisers and distributors.  These effects would be unduly severe given the Applicants’ lack of involvement in the Conduct.  In addition, none of the Funds or ESCs to which Applicants provide Fund Service Activities purchased or held BOAMS 2008-A.(16)  The Conduct relates only to disclosures in one specific RMBS offering sponsored by BANA, underwritten by BAS and offered by BOAMS.  Barring the Applicants from providing Fund Service Activities as a result of a single RMBS offering in which the Applicants played no part would be an unduly severe and disproportionately harsh result.

The duration of the Conduct was limited to a short time period and since then the Respondents’ practices with regard to RMBS have undergone significant change (described below) and will continue to evolve as regulations evolve.  The Conduct related to a single RMBS transaction that closed in 2008 - six years ago.  No current or former personnel from BAC or its affiliates (“Bank of America”) have been sued individually in this matter(17) and the individuals

(15)  Neither BANA nor BOAMS engages in, has engaged in, or will engage in Fund Service Activities and we are not seeking relief herein for BANA or BOAMS.  Merrill Lynch has, in the past, engaged in Fund Service Activities. Counsel to the Respondents confirmed that the Conduct did not involve any Fund, ESC or BDC.

(16)  Internal counsel to the Applicants reviewed a list of the entities that purchased BOAMS 2008-A and confirmed that none of the investors were Funds, ESCs or BDCs to which an Applicant provides Fund Services.

(17)  Neither the Complaint nor the Judgment named any individuals.  Counsel to Respondents confirmed that no individuals have been sued or are expected to be sued in connection with this matter.

referenced in the Complaint as responsible for the alleged misconduct are no longer employed by Bank of America.(18)  Given these remedial measures, as well as others contained in the Global Settlement, it would not be against the public interest or protection of investors to issue the Orders.

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”(19)  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations such as BAC.  As a result, the drafters of the statutory disqualifying provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities.  Here, the Applicants did not engage in the Conduct, and depriving the Funds and ESCs of the Applicants as their advisers and distributors because of the activities of Respondents would be an unduly severe result, both for the Applicants’ financial position and for the shareholders of the Funds and ESCs, who would be deprived of the knowledge and expertise of key service providers.  In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds, ESCs, and their shareholders.  In short, the conduct of Applicants has not been such to make it against the public interest or the protection of

(18)  The unnamed individuals referenced in the Complaint are not Respondents.  Applicants have confirmed with Bank of America’s Human Resources Department that the individuals are no longer employed by any entity within Bank of America.

(19)  Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

investors to grant the Application.

B.                                    Hardships on the Funds and Their Shareholders

The inability of BoA Advisors, KECALP, Ventures, MLGPE, and MLAI (the “Adviser Applicants”) to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing unduly or disproportionately severe effects, including potentially lower performance and higher expenses as a result of hiring replacement advisers and distributors. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Those services include, among other things, the oversight of a Fund’s investment program, selection of securities and broker-dealers, back-office services, coordination with fund service providers, and reports to a Fund’s board of directors or trustees.  Many Applicants have longstanding relationships with the Funds and ESCs and each Adviser Applicant has developed a familiarity and expertise with a particular Fund’s operations; replacing the Adviser Applicants with another adviser would result in inefficiencies and potential investment losses during a transition period.  Further, a replacement adviser may not be willing to provide the same services for the same fees that an Adviser Applicant currently provides.  Finally, the ESCs hold privately issued securities, some of which are illiquid, and it is unlikely that the ESCs would be able to find another adviser familiar with these securities.

Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to the Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Open-End Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, although a suitable successor investment adviser or sub-adviser could replace the Adviser Applicants, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub- advisory agreements with the new adviser or sub-adviser.  With respect to the shareholders of the ESCs, disruption of investment strategies caused by a replacement investment adviser could inflict investment losses on the shareholders that they could not avoid, as ESCs typically do not offer redemption rights.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be a disproportionately severe consequence given that the Applicants were not involved in the Conduct.

Moreover, shares of the Funds are held by participants in many defined contribution plans.  Disqualifying the Adviser Applicants could result in disproportionately severe hardship to these participants, as defined contribution plans often have only a few or only one investment option per asset class, and participants may not be able to switch to a suitable replacement fund.  Plan trustees also would incur additional time and expense in selecting a replacement Fund.  The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

The inability of BoA Distributors to continue to serve as principal underwriter to the Open-End Funds would similarly result in unduly severe hardship to the Open-End Funds and their shareholders.  Although a suitable successor principal underwriter could replace BoA Distributors, neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to BoA Distributors because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds.  BoA Distributors has been successful in enlisting financial intermediaries to sell shares of the Open-End Funds.  If BoA Distributors were replaced, another principal underwriter may not be as successful in marketing the Open-End Funds to intermediaries, leading to lower sales and fixed fund expenses spread over a shrinking base of shareholder assets.  The prohibitions of Section 9(a) could operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

C.                                    Adverse Effect on Applicants and ESCs

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds now and/or in the future, and were unable to obtain the requested exemption, the effect on their current and future businesses and employees would be unduly and disproportionately severe.  The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds.  Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.  In the case of BoA Advisors, the effects would be particularly significant, as investment advisory activities to Funds represent more than 72% of its regulatory assets under management as of June 30, 2014.  In particular, BoA Advisors has one critically important Fund client, consisting of a number of Funds, that if lost would have a significant impact on the business as it constitutes 57% of its total assets under management as of June 30, 2014.  BoA Advisors also has long-term relationships with a number of Funds it sub-advises that would be disrupted if BoA Advisors was not able to obtain the requested exemption.  In the case of KECALP and Ventures, their only business is to advise ESCs.

If BoA Distributors was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. BoA Distributors has committed capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish distribution arrangements for Open-End Fund shares. Without relief under Section 9(c), BoA Distributors would lose the greater part of its business, potentially leading to sales force layoffs.  Without relief, Merrill Lynch would be prevented in the future from offering Open-End Fund share distribution services that could constitute a valuable part of the total financial services it seeks to offer retail and institutional investors.  Furthermore, Merrill Lynch has longstanding relationships with financial intermediaries based in part on its ability to offer a broad range of products for retail as well as institutional investors.  Depriving Merrill Lynch of the ability to offer Open-End Funds would place Merrill Lynch at a competitive disadvantage to other distributors who can offer intermediaries a full menu of products.

The Applicants currently engage in Fund Services Activities for Funds and ESCs with assets of approximately $59.5 billion and prohibiting Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.  More than 435 employees of Applicants are actively involved in the provision of Fund Service Activities.(20)  Many of these employees could experience significant difficulties in finding alternative, fund-related employment, especially given the competitive job market.  As a result, the imposition of the Section 9(a) disqualification on Applicants would be unduly and disproportionately severe for the Applicants and their employees.

Disqualifying KECALP, Ventures, and MLGPE from continuing to provide investment advisory services to the ESCs, and disqualifying MLAI, and Merrill Lynch from providing such services in the future, is not in the public interest or in furtherance of the protection of investors.(21)  It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Orders to require another entity not affiliated with Bank of America to manage the ESCs because that relief is premised on a close community of interests

(20)  This total does not include Merrill Lynch, BANA and BOAMS employees as they do not currently engage in Fund Service Activities.

(21)  KECALP, Ventures, and MLGPE are the only Applicants that currently provide investment advisory services to ESCs.

between the advisor and the employees. In addition, the ESCs currently have approximately $35.7 million assets under management and participating employees of Bank of America subscribed for interests in the ESCs with the expectation that the ESCs would be managed by a Bank of America entity.  As a result, imposing the Section 9(a) disqualification on KECALP, Ventures and MLGPE would be unduly and disproportionately severe for the Applicants, their employees and their investors invested in the ESCs.

Applying the prohibitions of Section 9(a) to Applicants would have adverse consequences not only at present, but also in the future.  If Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, the businesses would be significantly and adversely affected.

Finally, disqualifying Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe taking into account that Applicants were not involved in the Conduct and that Merrill Lynch, BOAMS and BANA are taking remedial actions to address the Conduct.

D.                                    Absence of Any Connection Between the Conduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities.  Neither BANA nor BOAMS does or will serve in any of the capacities described in Section 9(a) of the Act.  The Conduct did not involve any Fund or ESC, or the assets of any Fund or ESC, to which Applicants provided Fund Service Activities.

E.                                    No Involvement of Personnel

Applicants and Respondents note that (1) none of the current directors, officers or employees of Applicants had any involvement in the Conduct; (22) (2) none of the current directors,

(22)  Internal counsel for the Applicants provided a list of the Applicants’ current officers, directors and employees (and in the case of BofA Distributors, its current associated persons).  Counsel for the Respondents reviewed this list and confirmed that the no one currently an officer, director or employee of an Applicant was involved in the Conduct.

officers or employees of Respondents had any responsibility for the Conduct;(23) (3) no current or former employee of Respondents who previously has been or who subsequently may be identified by Respondents or any U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director or employee of any Covered Person; (4) the employees of Respondents who were identified as having been responsible for the Conduct have had no, and will not have any involvement in providing Fund Services on behalf of Applicants or other Covered Persons.(24)  Because the personnel of Applicants did not have any involvement in the Conduct, shareholders of the Funds and ESCs were not affected any differently than if those Funds and ESCs had received services from any investment adviser or principal underwriter that was not affiliated with Respondents.

F.                                     Remedial Actions to Address the Conduct

In 2010, on its own initiative, Bank of America Merrill Lynch (“BAML”),(25) in collaboration with outside counsel, revised enhanced and adopted policies and procedures with regard to all ABS, including the RMBS that are the subject of the Injunctions.  Outside counsel worked with BAML to develop policies and procedures reasonably designed to ensure that BAML’s procedures for ABS reflected the disclosure requirements of Sections 943 and 945 of the Dodd-Frank Wall Street

(23)  As noted earlier in note 18, Counsel for Respondents confirmed that neither of the individuals is currently employed by any entity that is part of Bank of America.

(24)  As noted in note 18 and note 23, the persons who were identified as having been responsible for the conduct are no longer employed by any entity within Bank of America.  Counsel for Applicants has confirmed that these individuals will not in the future have any involvement in providing Fund Services on behalf of the Applicants or other Covered Persons.

(25)  “Bank of America Merrill Lynch” or “BAML” is the marketing name for the global banking and global markets businesses of BAC.  Lending, derivatives, and other commercial banking activities are performed globally by banking affiliates of BAC, including BANA, member of FDIC. Securities, strategic advisory, and other investment banking activities are performed globally by investment banking affiliates of BAC, including, in the United States, Merrill Lynch and Merrill Lynch Professional Clearing Corp., which are registered broker dealers and members of FINRA and SIPC, and, in other jurisdictions, by locally registered entities.

Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and met or exceeded industry best practices.  These changes, include, but are not limited to the following:  require the determination at the beginning of a transaction or, at the latest, before announcement or printing of a “red herring,” what disclosures of pre-offering review will be made, including analysis of the processes and procedures for complying with Rule 193, the scope of any sampling employed, the role of any third parties in the review, the method for describing exceptions to underwriting criteria, and the presence of subjective determinations in underwriting criteria; mandate that if an investor’s return is materially dependent upon third-party credit enhancement (including through a derivative instrument) or any other derivative contract, additional financial disclosure about the counterparty is required in the prospectus and in the issuer’s Exchange Act reports; detail how sponsors must disclose current and historical information regarding demands for the repurchase of assets due to the breach of representations and warranties; require the approval of a select committee (described below) to review and approve engagement letters with nationally recognized statistical rating organizations (“NRSROs”) to ensure that information is made available to both hired and non-hired NRSROs in the proper manner; and confirm and reinforce policies that require and facilitate the timely filing of prospectuses as necessary to meet the requirements of Section 5(b)(1) of the Securities Act.(26)  These policies and procedures, which are currently in effect, are designed to provide reasonable assurance that the disclosure with regard to the pool assets is accurate and complete in all material respects as and when required by Rule 193, including information about the origination channel.  BAML has also, on its

(26)  In addition, Bank of America has sponsored Commercial Mortgage-Backed Securities (“CMBS”) deals since the mid-1990s, and the practices regarding diligence and disclosure relating to CMBS deals have been enhanced.  These enhancements include but are not limited to the following: Since 2010, Bank of America has included greater detail on the underlying mortgage loans in certain sections of the disclosure including the “Risk Factors” and the “Description of the Mortgage Loans.” Bank of America now includes a summary of the Top 15 Mortgage Loans (based on principal balance) in the disclosure rather than the Top 10 Mortgage Loans. Bank of America also notes in the offering documents the exceptions to the representations and warranties in order to facilitate investor review. Bank of America has voluntarily complied with SEC commentary made to other registrants such as those concerning filing documentation relating to split loans.  In addition, Bank of America, in conjunction with its partner sponsors for public CMBS deals, has (a) implemented an Investor Q&A Forum which allows investors to ask questions of CMBS deal participants, and (b) adopted a Certificateholder Registry which allows investors to request names of other certificateholders to facilitate communications between investors.

own initiative, significantly expanded the governance policies and procedures for ABS securities offerings, by requiring the approval of a select committee for all new ABS transactions.  The committee is comprised of senior business and risk executives, with participation from legal, compliance and finance.  The committee’s mandate is to assess counterparty, credit, reputational and other potential risks in reviewing, evaluating and determining whether to approve participation in any ABS, including RMBS, transactions.  Any BAML entity, including, but not limited to Merrill Lynch, BANA or BOAMS, that currently or in future engages in ABS, including RMBS, transactions, is required to follow these new policies and procedures.

In addition to the remedial efforts described above, on its own initiative, BAML, on behalf of its constituent entities has taken the following steps:

•                  BAML has engaged outside counsel to review, enhance and update the ABS policies and procedures, including ABS policies and procedures that further enhance compliance with Sections 5, 17(a)(2) and 17(a)(3) of the Securities Act.

•                  BAML has engaged outside counsel to further update the policies and procedures for Regulation AB II, adopted on August 27, 2014.(27)

•                  For future transactions in which BANA sponsors RMBS, if any, BAML will comply with the updated ABS policies and procedures, consistent with and when required by the requirements of the Dodd-Frank Act, Regulation AB, and Regulation AB II;

•                    BAML is actively involved in industry initiatives (Securities Industry and Financial Markets Association (“SIFMA”) and the Structured Finance Industry Group (“SFIG”)) to develop RMBS issuer “best practices,” including for disclosure; and

(27)  Securities Act Release No. 9638 (Sept. 4, 2014).

•                    If BAML decides in the future to become active as a sponsor of RMBS in the public market, then prior to doing so, the relevant business groups would receive training as to BAML’s then current policies and procedures with regard to sponsoring such RMBS.

The efforts described above that BAML has undertaken and continues to undertake are, and in the future will be, reasonably designed to result in timely filing and additional disclosure, such as the disclosure that is the subject of the Conduct, if relevant to an offering.

G.                                   Actions Taken with Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, distribute to the boards of trustees/directors of the Funds (“Boards”) written materials describing the circumstances alleged in the BOAMS Action, as well as any effects on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Service Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  Applicants undertake to provide the Boards with all information concerning the BOAMS Action and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.                                   Applicants’ Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

Recon Trust Company, N.A. (“ReconTrust”), BoA Advisors, BoA Distributors, Bank of America Capital Advisors LLC (“BACA”),(28) KECALP and MLGPE obtained a Section 9(c) exemptive order on September 17, 2012.(29)  The order related to allegations that from at least June 12, 2008, ReconTrust, as a foreclosure trustee, failed to comply with the procedures of the Washington Deed of Trust Act, RCW 61.24, et seq. (“Deed of Trust Act”) in foreclosures it conducted.  Without admitting or denying the allegations against it, ReconTrust consented to the entry of the injunction, as well as other relief.

BAC Home Loan Servicing, LP (“HLS”), BoA Advisors, BoA Distributors, BACA, KECALP, Ventures, and MLGPE obtained a Section 9(c) exemptive order on August 15, 2011.(30)  The order related to allegations that from January 1, 2006 through May 31, 2009, HLS wrongfully foreclosed without court orders on approximately 160 properties owned by servicemembers protected by the Servicemembers Civil Relief Act.  Additionally, the Complaint alleged that from January 1, 2006 through May 31, 2009, HLS failed to determine consistently and accurately the military status of mortgage loan borrowers in foreclosure.  Without admitting or denying the allegations against it, HLS consented to the entry of the injunction, as well as other relief.

Bank of America Securities LLC (“BAS”) (now known as Merrill Lynch, successor by merger), Banc of America Investment Services, Inc. (“BAI”), Columbia Management Advisors, LLC (now BoA Advisors), Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. (now BoA Distributors), Banc of America Investment Advisors, Inc., BACA, U.S. Trust Hedge Fund Management, Inc., Merrill Lynch, IQ Investment Advisors LLC, Roszel Advisors, LLC, Nuveen Asset Management, Nuveen Investments Advisers Inc., Nuveen

(28)  BACA merged into MLAI effective December 31, 2013.

(29)  In the Matter of ReconTrust Company, N.A., et al., Release No. IC-30203 (Sept. 17, 2012).

(30)  In the Matter of BAC Home Loan Servicing, LP, et al, Release No. IC-29753 (August 15, 2011).

Investments Institutional Services Group, LLC, Nuveen HydePark Group, LLC, NWQ Investment Management Company LLC, Nuveen Investment Solutions, Inc., Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, Inc., Nuveen Investments, LLC, KECALP, and Ventures obtained a permanent exemptive order under Section 9(c) of the Act on July 7, 2009.(31)  The order related to allegations that BAS and BAI misled customers regarding the fundamental nature and increasing risks associated with auction rate securities that they underwrote, marketed and sold and that by engaging in such conduct BAS and BAI violated Section 15(c) of the Exchange Act.  BAS and BAI, without admitting or denying the allegations, consented to the entry of an injunction, which among other things, enjoined BAS and BAI from violating Section 15(c) of the Exchange Act and required BAS and BAI to comply with a series of undertakings designed, among other things, to provide relief to certain investors and undertake to work with issuers and other interested parties to seek to provide liquidity solutions for certain other investors.

BankAmerica Corporation obtained an exemptive order under Section 9(c) of the Act on August 30, 1984.(32)  The application related to an enforcement action that was filed by the Commission against Bank of America National Trust and Savings Association (“Bank”), a national banking association whose capital stock was the principal asset and source of net income of BankAmerica.  The Commission sought an order directing the Bank, as trustee for any trust holding more than 10% of any class of equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act, to file timely reports required by Section 16(a) of the Exchange Act and the regulations thereunder with respect to changes in beneficial ownership of

(31)  In the Matter of Banc of America Securities LLC, et al., Release No. IC-28810 (July 7, 2009).

(32)  In the Matter of BankAmerica Corporation, Release No. IC-14118 (Aug. 30, 1984).

securities held by the Bank as trustee.  The Bank, without admitting or denying the allegations, consented to the entry of a final order requiring the filing of the reports.

Robertson Stephens, Inc. (“RSI”), which, as an indirect subsidiary of BAC was an affiliate of the Applicants, obtained a Section 9(c) exemptive order on January 10, 2003.(33)  The application related to allegations that RSI allocated “hot” initial public offerings (“IPOs”) to customers willing to pay a portion of their profits from those IPOs to RSI and violated Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder.  RSI, without admitting or denying the allegations, consented to the entry of the final judgment, which among other things, enjoined RSI, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and ordered RSI to pay disgorgement of $23 million and a civil penalty of $5 million.  RSI is no longer engaged in Fund Service Activities.

Merrill Lynch, Ventures, and KECALP obtained a Section 9(c) exemptive order on April 14, 2003, in connection with allegations that ML & Co. aided and abetted certain violations by Enron Corporation (“Enron”) of Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5 and 13b2-1 thereunder and certain other provisions of the federal securities laws.(34)  The alleged violations occurred in connection with Enron’s recording of revenue in its Form 10-K for the fiscal year ended 1999 in connection with a Nigerian barge transaction and two energy trades between ML & Co., its direct and indirect subsidiaries, and Enron in December 1999.  As part of the final judgment, ML & Co., without admitting or denying the allegations, consented to the entry of an injunction as well as the payment of disgorgement, civil penalties and interest.

(33)  In the Matter of Robertson Stephens, Inc., et al, Release No. IC-25887 (Jan. 10, 2003).

(34)  In the Matter of Merrill Lynch Investment Managers, L.P., et al, Release No. IC-26005 (Apr. 14 2003).

Merrill Lynch, Ventures and KECALP also obtained a Section 9(c) exemptive order on November 26, 2003.(35)  The order related to allegations that Merrill Lynch violated certain Conduct Rules of the National Association of Securities Dealers and Rules of the New York Stock Exchange by engaging in acts and practices that created or maintained inappropriate influence by Merrill Lynch’s investment banking business over the research analysts in Merrill Lynch’s research department.  Without admitting or denying the allegations against it, Merrill Lynch consented to the entry of the injunction, as well as other relief.

Merrill Lynch obtained a Section 9(c) exemptive order on November 10, 1975.(36)  The order related to allegations that Merrill Lynch violated Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder in connection with the dissemination by Merrill Lynch to its customers of inaccurate or misleading research reports and other materials relating to Stirling Homex Corporation and its securities. On the date the complaint was filed, Merrill Lynch, without admitting or denying the allegations of the complaint, consented to the entry of a permanent injunction enjoining Merrill Lynch from violating those provisions of the federal securities laws in connection with Stirling Homex Corporation securities transactions.

Charles Daly, a former employee of an indirectly owned subsidiary of Merrill Lynch, FAM Distributors, Inc. (“FAMD” f/k/a Merrill Lynch Funds Distributors, Inc.), obtained an exemptive order under Section 9(c) of the Act on April 4, 1983.(37) In February 1983, the Commission temporarily exempted Mr. Daly and FAMD from the prohibitions of Section 9(a) of the Act for the sole purpose to permit Mr. Daly to continue his employment at FAMD.(38) The orders

(35)  In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated, et al, Release No. IC-26280 (Nov. 26, 2003).

(36)  In the Matter of Merrill Lynch, Pierce, Fenner & Smith Inc., Release No. IC-9002 (Nov. 10, 1975).

(37)  In the Matter of Charles O. Daly, Release No. IC-13137 (Apr. 4, 1983).

(38)  In the Matter of Charles O. Daly, Release No. IC-13003 (Feb. 1, 1983).

under Section 9(c) of the Act related to an injunction arising from alleged recordkeeping irregularities that took place at Mr. Daly’s previous employer, before he joined FAMD. The Commission alleged that Mr. Daly aided and abetted violations of Sections 31(a), 34(a) and 34(b) of the Act while he was employed by the New England Merchants National Bank of Boston, an entity that was not affiliated with Merrill Lynch. Without admitting or denying the allegations, Mr. Daly consented to the entry of an injunction, which was entered by the United States District Court for the District of Massachusetts.

We submit that because most of the previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any relevance to whether this Application should be granted, and do not form a pattern of allegedly violative conduct by Bank of America in a particular area.  Rather, like any large and diverse financial institution, different parts of the institution, with different systems and personnel, experience problems at different times.  The previous Section 9(c) orders granted to Bank of America related to matters that did not pertain to the Applicants’ Fund Service Activities.  Bank of America is committed to promoting a general culture of compliance. With regard to the Conduct, and as part of the culture of compliance, as described in this application, in particular the voluntary remedial measures undertaken, Bank of America is committed to implementation of significant changes in connection with its relevant practices.  Furthermore, we note that several of the Section 9(c) orders the Commission has granted to Bank of America related to conduct undertaken by an entity prior to the entity’s acquisition by BAC, as is the case here with Merrill Lynch.  As a result, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

I.                 Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.                                      Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.                                      Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3.                                      Respondents will comply in all material respects with the material terms and conditions of the Orders.

4.                                      Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders and Judgment within 30 days of discovery of the material violation.

J.               Conclusion

For the reasons set out above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.                                    Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Rana Wright, Esq.

Bank of America

Assistant General Counsel and Director

101 Hudson St.

Jersey City, NJ 07302

with a copy to:

Amy Natterson Kroll, Esq.

Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, D.C. 20006-1806

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A1 through A-11 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BANC OF AMERICA MORTGAGE SECURITIES, INC.

By:	/s/ J. David Montague
Name: J. David Montague
Title: Attorney-in-Fact

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BANK OF AMERICA, N.A.

By:	/s/ J. David Montague
Name:	J. David Montague
Title:	Associate General Counsel and
Senior Vice President

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BofA ADVISORS, LLC

By:	/s/ Michael J. Pelzar
Name:	Michael J. Pelzar
Title:	President and Chief Executive Officer

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BofA DISTRIBUTORS, INC.

By:	/s/ Michael J. Pelzar
Name:	Michael J. Pelzar
Title:	President and Chief Executive Officer

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

KECALP INC.

By:	/s/ Jeffrey M. Atkins
Name:	Jeffrey M. Atkins
Title:	Managing Director

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

By:	/s/ Jeff McGoey
Name: Jeff McGoey
Title: Vice President and Manager

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ J. David Montague
	Name:	J. David Montague
	Title:	Associate General Counsel and
Senior Vice President

Applicant named below has caused this Application to be duly signed on its behalf on November 25, 2014.  The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

MERRILL LYNCH VENTURES, LLC

By:	/s/ Jeffrey M. Atkins
Name:	Jeffrey M. Atkins
Title:	Managing Director

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Banc of America Mortgage Securities, Inc.; that he is Attorney-in-Fact of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BANC OF AMERICA MORTGAGE SECURITIES, INC.

By:	/s/ J. David Montague
Name: J. David Montague
Title: Attorney-in-Fact

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Bank of America, N.A.; that he is Associate General Counsel and Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BANK OF AMERICA, N.A.

By:	/s/ J. David Montague
Name:	J. David Montague
Title:	Associate General Counsel and
Senior Vice President

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of BofA Advisors, LLC; that he is President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BofA ADVISORS, LLC

By:	/s/ Michael J. Pelzar
Name:	Michael J. Pelzar
Title: President and Chief Executive Officer

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of BofA Distributors, Inc.; that he is President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BofA DISTRIBUTORS, INC.

By:	/s/ Michael J. Pelzar
Name:	Michael J. Pelzar
Title: President and Chief Executive Officer

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of KECALP, Inc.; that he is Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KECALP, INC.

By:	/s/ Jeffrey M. Atkins
Name:	Jeffrey M. Atkins
Title: Managing Director

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Merrill Lynch Alternative Investments LLC; that he is Vice President and Manager of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

By:	/s/ Jeff McGoey
Name: Jeff McGoey
Title: Vice President and Manager

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Merrill Lynch Global Private Equity, Inc.; that he is Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Title: Managing Director

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated; that he is Associate General Counsel and Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ J. David Montague
	Name:	J. David Montague
	Title:	Associate General Counsel and
Senior Vice President

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned states that he has duly executed the attached Application dated November 25, 2014 for and on behalf of Merrill Lynch Ventures, LLC; that he is Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MERRILL LYNCH VENTURES, LLC

By:	/s/ Jeffrey M. Atkins
Name:	Jeffrey M. Atkins
Title: Managing Director

Annex A

BoA Advisors, LLC serves as investment adviser for the following Trust and series:

BofA Funds Series Trust
BofA California Tax-Exempt Reserves	BofA Money Market Reserves
BofA Cash Reserves	BofA Municipal Reserve
BofA Connecticut Municipal Reserves	BofA New York Tax-Exempt Reserves
BofA Government Plus Reserves	BofA Tax-Exempt Reserves
BofA Government Reserves	BofA Treasury Reserves
BofA Massachusetts Municipal Reserves

BoA Advisors, LLC serves as sub-adviser for the following Trust and series:

SEI Daily Income Trust

Money Market Fund	Prime Obligation Fund
Government Fund	Government II Fund
Treasury Fund	Treasury II Fund

SEI Liquid Asset Trust

Prime Obligation Fund

SEI Tax Exempt Trust

Institutional Tax Free Fund	Tax Free Fund

Seasons Series Trust

Cash Management Portfolio

Sunamerica Series Trust

Cash Management Portfolio

Annex B

BoA Distributors, Inc. acts as principal underwriter for the following Trust and series:

BofA Funds Series Trust
BofA California Tax-Exempt Reserves	BofA Money Market Reserves
BofA Cash Reserves	BofA Municipal Reserve
BofA Connecticut Municipal Reserves	BofA New York Tax-Exempt Reserves
BofA Government Plus Reserves	BofA Tax-Exempt Reserves
BofA Government Reserves	BofA Treasury Reserves
BofA Massachusetts Municipal Reserves

Annex C

KECALP serves as adviser for the following ESCs:

Merrill Lynch Ventures L.P. 2001

Merrill Lynch KECALP LP 1999

Merrill Lynch KECALP International LP 1999

Ventures serves as adviser for the following ESC:

Merrill Lynch Ventures L.P. 2001

MLGPE serves as adviser for the following ESC:

2007 Merrill Lynch Merchant Banking Fund, L.P.

Annex D

Merrill Lynch Alternative Investments LLC serves as adviser for the following registered funds:

Excelsior Private Markets Fund III (Master), LLC	Excelsior Private Markets Fund II (TI), LLC
Excelsior Private Markets Fund II (TE), LLC
Excelsior Private Markets Fund III (TI), LLC	Excelsior Venture Partners III, LLC
Excelsior Private Markets Fund III (TE), LLC	UST Global Private Markets Fund, LLC
Excelsior Private Markets Fund II (Master), LLC	Excelsior Multi-Strategy Hedge Fund of Funds, LLC